UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission file number 1-10888

A. Full title of the plan and the address of the plan:

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
800 Gessner, Suite 700
Houston, Texas 77024

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TOTAL S.A.
2 place de la Coupole
La Défense 6
92400 Courbevoie France
Paris France

Report of Independent Registered Public Accounting Firm

The Administrative Committee
TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (formerly Total Fina Elf Finance USA, Inc. Employee Savings Plan) (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 23, 2004

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$63,780,944	55,617,550
Receivables:
Employee contributions	100,959	99,102
Company contributions	64,085	61,652
Pending sales	663	15,637

Total receivables	165,707	176,391

Net assets available for plan benefits	$63,946,651	55,793,941

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2003

Contributions:
Employee	$2,458,846
Company	1,580,357
Rollover	55,832

Total contributions	4,095,035

Investment income:
Loan interest	56,835
Interest	672,777
Dividends	677,484
Net appreciation in fair value of mutual funds	5,458,933
Net appreciation in fair value of American Depositary Shares and Warrants	2,812,436

Total investment income	9,678,465
Payment to participants	(5,618,165)
Administrative expenses	(2,625)

Net increase in net assets	8,152,710
Net assets available for plan benefits, beginning of year	55,793,941

Net assets available for plan benefits, end of year	$63,946,651

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (formerly Total Fina Elf Finance USA, Inc. Employee Savings Plan) (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of Total Fina Elf Finance USA, Inc. and certain of its affiliates are eligible to participate. Effective May 16, 2003, Total Fina Elf Finance USA, Inc. changed its name to TOTAL Finance USA, Inc. (the Company). Effective January 1, 2004, the Plan changed its name from Total Fina Elf Finance USA, Inc. Employee Savings Plan to TOTAL Finance USA, Inc. Employee Savings Plan.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan or on expatriate service status with an affiliate that does not participate in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

Employees electing to participate may contribute from 1% to 75% of their salary, as defined in the Plan document, to the Plan on a pretax basis, an after-tax basis, or combination thereof. Effective January 1, 2003, the Plan definition of eligible compensation was amended to include overtime wages. The Company will make a matching contribution of up to 6% of the employee’s salary. The Company’s contributions vest 20% for each year of service. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($2,000 per participant in 2003). The Company does not match employee catch up contributions.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Distributions from the participant’s account invested in the TOTAL S.A., American Depositary Shares (American Depositary Shares), and TOTAL S.A., Warrants (Warrants) (until August 5, 2003, see note 4) are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash. Distributions from other funds are made in cash.

While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions for the Plan year. Forfeitures available to offset future Company contributions were $144,138 and $93,735 at December 31, 2003 and 2002, respectively.

(e)	Expenses

For the year ended December 31, 2003, the Company paid for all plan expenses except for loan administration fees.

(f)	Participant Loans

A participant may obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. Loans bear interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Home loans can be repaid at terms up to twenty years; other loans have terms of five years.

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among eight mutual funds, a common/collective trust fund, and American Depositary Shares.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and American Depositary Shares. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest and dividends are recorded on the accrual basis.

The common/collective trust fund invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common/collective trust fund was 4.47% for the year ended December 31, 2003.

Net appreciation in fair value of mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of American Depositary Shares and Warrants includes realized gains (losses) on the sale of American Depositary Shares and Warrants and unrealized appreciation (depreciation) in fair value of American Depositary Shares and Warrants.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(d)	Payment of Benefits

Payment to participants are recorded as the benefits are paid.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are separately identified as follows:

2003:
Fidelity Growth & Income Fund	$11,952,734
Fidelity Magellan Fund	6,034,378
Fidelity Managed Income Portfolio	15,105,332
Fidelity Retirement Money Market Portfolio	3,917,369
Spartan U.S. Equity Index Fund	5,106,934
TOTAL S.A. American Depositary Shares	10,538,291
2002:
Fidelity Growth & Income Fund	$9,478,425
Fidelity Magellan Fund	4,308,645
Fidelity Managed Income Portfolio	14,463,542
Fidelity Retirement Money Market Portfolio	2,849,875
Spartan U.S. Equity Index Fund	3,031,131
TOTAL S.A. American Depositary Shares	12,642,459

(4)	TOTAL S.A. American Depositary Shares and Warrants

Each participant is entitled to exercise voting rights attributable to the American Depositary Shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the American Depositary Shares, the Trustee will vote the American Depositary Shares in the same proportion as the votes received by the Trustee.

Effective May 6, 2003, Total Fina Elf S.A. changed its name to TOTAL S.A. In conjunction with the name change, Total Fina Elf S.A. American Depositary Shares and Warrants have become TOTAL S.A. American Depositary Shares and Warrants.

The Warrants were the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998. Participants who held shares of Fina, Inc. stock in the prior plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total S.A., all outstanding PetroFina warrants were exchanged for Total S.A. warrants. Following a consolidation of Total Fina Elf S.A., all Total S.A. warrants were exchanged for Total Fina Elf S.A. warrants. Each Warrant entitled the participant to acquire one TOTAL S.A. American Depositary Share at a price of $46.94. The Warrants expired on August 5, 2003.

(5)	Concentration of Investments

The Plan’s investment in American Depositary Shares and Warrants represents 17% and 23% of total investments as of December 31, 2003 and 2002, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(6)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party in interest with respect to the Plan. In addition, the Plan holds American Depositary Shares. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(7)	Income Tax Status

The Plan obtained its latest determination letter on October 27, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the amended and restated Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2003 and 2002.

(8)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and American Depositary Shares. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

Schedule 1

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

		Current
Identity of issue	Description of investment	value
Dreyfus Funds	Dreyfus Founders Balanced Fund	$1,342,784
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	2,916,449
Fidelity Investments*	Fidelity Aggressive Growth Fund	3,040,542
Fidelity Investments*	Fidelity Growth & Income Fund	11,952,734
Fidelity Investments*	Fidelity Magellan Fund	6,034,378
Fidelity Investments*	Fidelity Managed Income Portfolio	15,105,332
Fidelity Investments*	Fidelity Overseas Fund	2,873,079
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	3,917,369
Fidelity Investments*	Spartan U.S. Equity Index Fund	5,106,934
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	10,538,291
Participant loans*	Interest rates ranging from 4.6% to 10.5%	953,052

		$63,780,944

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 23, 2004	TOTAL Finance USA, Inc. Employee Savings Plan
	BY:	/s/ Otto Takken
Executive Vice President
Chief Operating Officer, Chief Financial Officer, and Administrative Committee Member

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm